EXHIBIT 99.1

UNDERTAKING

TO:	ONTARIO SECURITIES COMMISSION and BRITISH COLUMBIA SECURITIES COMMISSION

RE:

Application for registration in the category of restricted dealer and related application for exemptive relief filed by Mogo Blockchain Technology Inc. (the “Filer”) and Canadian Securities Administrators (“CSA”) Staff Notice 21-327 Guidance on the Application of Securities Legislation to Entities Facilitating the Trading of Crypto Assets (“CSA SN 21-327”)

In CSA SN 21-327, the CSA have stated that if crypto assets that are securities and/or derivatives are traded on a platform, the crypto trading platform (a CTP) would be subject to securities legislation. In addition, the CSA state that securities and/or derivatives legislation may apply to CTPs that facilitate the trading of contracts based on crypto assets, including crypto assets that are commodities such as Bitcoin, Ether, and anything commonly considered a crypto asset, digital or virtual currency, or digital or virtual token that is not itself a security or derivative (“Crypto Assets”), because the user’s contractual right to the Crypto Asset may itself constitute a security and/or a derivative (“Crypto Contract”).

The Filer currently operates a proprietary and automated, internet-based platform (the “Platform”) that facilitates clients of the Filer having access to a CTP (being its current “Exchange Partner”) to transact Crypto Contracts in each of the provinces and territories of Canada, except Quebec (the “Application Jurisdictions”).

On the basis of the guidance provided in CSA SN 21-327, the Filer has filed an application to be registered in the category of restricted dealer and an application to be exempted from certain requirements under applicable securities legislation in the Application Jurisdictions, while it transitions to a final regulatory framework. The Filer and its indirect parent, Mogo Inc., have been working diligently and in good faith with the British Columbia Securities Commission (the “BCSC”), as principal regulator, and with the regulators in the other Application Jurisdictions to obtain the requested registration and related exemptive relief.

Consistent with the disclosure set out in its Prospectus Supplement to the Final Short Form Base Shelf Prospectus dated April 15, 2021, Mogo Inc. wrote to the Ontario Securities Commission (“OSC”) by April 19, 2021, commenced discussions with respect to the appropriate registration category and exemptive relief with the BCSC and submitted a pre-filing application to the BCSC on August 27, 2021, followed by a formal registration application and an exemptive relief application to the BCSC, the OSC and regulators in the other Application Jurisdictions on November 29, 2021, with a view to obtaining registration and applicable exemptive relief by December 31, 2021, or by such other date mutually agreed to by Mogo and the OSC.

Given the Filer’s business model, and the need to tailor the terms and conditions of the registration and exemptive relief to the specificities of the Filer’s business model, trade flow process and relationship with its Exchange Partner, the registration and exemptive relief process is still ongoing and will not be completed by December 31, 2021. In light of these circumstances and until such time that the Filer has obtained registration and related exemptive relief in British Columbia and Ontario, the Filer hereby undertakes that it will:

-	limit client trading to Crypto Contracts based on the Bitcoin crypto asset only;

-	continue to deal only with its current Exchange Partner Coinsquare Ltd. as its exchange partner, or such other CTP as may be approved by the OSC; and

-

hold and continue to hold all client assets relating to Crypto Contracts (including cash) in an account with its Exchange Partner for the exclusive benefit of the Filer’s clients, which assets can be held in an omnibus account for all of the Filer’s clients that is segregated from the assets of the Filer, the Exchange Partner and other customers of the Exchange Partner.

The Filer and Mogo Inc. will continue to work diligently to advance the Filer’s applications for registration and related exemptive relief and acknowledge that, at a later date, the OSC (in consultation with the BCSC) may, in consultation with the Filer, specify a date by which the Filer must be registered in Ontario or after such date, require the Filer to cease carrying on registrable activity without registration, including to cease onboarding new Ontario customers or providing registrable services to existing Ontario customers (other than liquidating their existing positions).

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DATED this 31st day of December, 2021.

MOGO BLOCKCHAIN TECHNOLOGY INC.
By:	/s/ Gregory Feller
Authorized Signatory

MOGO, INC.
By:	/s/ Gregory Feller
Authorized Signatory

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